Reliance
Industries Limited

December 3, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International [redacted]
450, Fifth Street, N[redacted]
Washington D.C. 2
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	December 03, 2007	Media Release issued by the Company titled "Moody's affirms Reliance Industries' Baa2 rating".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K Sethuraman
Authorised Signatory

Encl: a/a

Reliance
Industries Limited

December 3, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "Moody's affirms Reliance Industries' Baa2 rating" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K Sethuraman
Authorised Signatory

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L - 2011
Luxembourg

Encl: a/a

Media Release

Reliance
Industries Limited

Moody's affirms Reliance Industries' Baa2 rating

Mumbai December 3, 2007: Moody's Investors Service today affirmed the Baa2 issuer and senior unsecured rating of Reliance Industries Ltd (RIL) with stable outlook.

In a press release issued from Hong Kong this morning, Terry Fanous, Senior Vice President of Moody's said, "The Baa2 rating reflects RIL's well-established and integrated production facilities and its globally competitive refining operations, which command higher margins relative to many of its competitors." Fanous further added, "The rating also recognizes RIL's moderate financial leverage and its substantial operating cash flow generation."

At the same time, the Baa2 ratings reflect RIL's sizable expansionary plans, which require high capital investments, and entail execution risk, and its exposure to single-site complex, where most of its operations are located.

RIL's operating cash flow generating capacity will be materially enhanced over the next 12-24 months, after the planned commissioning of the new Jamnagar greenfield refinery and the domestic gas project. At the same time, RIL has plans to undertake substantial investments in refining, petrochemicals, and E&P, as well as the retail sector.

RIL is well positioned in the Baa2 rating, which assumes that the company's investments will be made in a manner that would not materially weaken its financial profile.

The rating could be upgraded if RIL demonstrates a continued track record in maintaining its current strong financial profile as it executes its expansion plan so that its scale and diversity strengthens. Credit measures that Moody's would look for include maintaining RCF/Debt ratio above 25%-30% and EBIT/Interest above 8.0x on a consistent basis.

On the other hand, the rating would experience downward pressure if Reliance a) undertakes aggressive debt-funded capital investments or acquisition plans, b) returns cash to shareholders beyond its dividend payout policy of 20-25%, and c) its profitability deteriorates due weakening operating environment, such that RCF/debt drops below 20% and EBIT/interest coverage falls below 4x on a consistent basis.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs17,678 crore (US$ 4.07 billion), net profit of Rs11,943 crore (US$ 2.75 billion) and net worth of Rs63, 967 crore (US$ 14.72 billion) as of March 31, 2007.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Media Release

Reliance
Industries Limited

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Key Contacts: Tushar Pania (Mumbai)
022 -2278 5905
+91 98200 88536
tushar.pania@ril.com

Shalini Kumar (Delhi)
011-2346 3634
+91 98715 22440
shalini.kumar@ril.com

END